K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 9, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Eagle Series Trust
Smaller Company Fund File No. 333-200455 Post-Effective Amendment No. 1 to Registration Statement on Form N-14

Ladies and Gentlemen:
We have acted as counsel to Eagle Series Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (the “Amendment”).  In this capacity, we have reviewed the disclosure that we understand will be contained in the Amendment when it is filed with the Commission.
Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours, /s/ K&L Gates LLP